Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

You should read the following discussion and analysis of Wallbox N.V.’s financial condition and results of operations together with its consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The following discussion is based on Wallbox N.V.’s financial information prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to Wallbox’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Wallbox’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Business Overview

We are a global leader in smart electric vehicle charging and energy management applications. Founded in 2015, we create smart charging systems that combine innovative technology with outstanding design and that manage the communication between user, vehicle, grid, building and charger.

Our mission is to facilitate the adoption of electric vehicles today to make more sustainable use of energy tomorrow. By designing, manufacturing, and distributing charging solutions for residential, business, and public use, we are laying the infrastructure required to meet the demands of mass electric vehicle ownership everywhere. Our customer-centric approach to its holistic hardware, software, installation, and service offering has allowed us to solve barriers to EV adoption today as well as anticipate opportunities soon to come. In our pursuit to accomplish this vision, we have acquired four companies to date:

5.

Intelligent Solutions (Acquired in February 2020): Intelligent Solutions is one of the largest distributors of intelligent charging solutions in Northern Europe, with an extensive partner network of car dealers, installers, and utility companies in Norway, Sweden, Finland, and Denmark. Headquartered in Stavanger, Norway, Intelligent Solutions offers a variety of services from hardware to installation service and technical support. We believe this acquisition was a key component in our strategy to expand our business in Northern Europe.

6.

Electromaps (Acquired in September 2020): the leading digital platform for accessing free and paid for electric charging points in southern Europe. The app provides its 200,000+ users access to the charging points and ability to make payments directly from their mobile phone, unifying the entire charging infrastructure and improving the electric vehicle driving experience. Through this acquisition, we took our first step into the public electric charging space and plan to continue to foster innovation at Electromaps.

7.

ARES (Acquired in July 2022): ARES is an innovative provider of printed circuit boards and through its acquisition, we expanded our design and manufacturing capabilities and believe this acquisition will increase our innovation cycle time and improve our supply chain resilience.

8.

COIL (Acquired in August 2022): COIL is a leading EV charging installer serving the U.S. market, enabling in-house installation and maintenance solutions for commercial, public and residential charging applications.

We are creating solutions that will not only allow for faster, simpler EV charging but that will also change the way the world uses energy.

Reporting Segments

For management purposes, we are organized into business units based on geographical areas and therefore have three existing reportable business segments and one reportable business segment under development. Our existing business segments are:

•	EMEA: Europe-Middle East Asia

•	NORAM: North America

•	APAC: Asia-Pacific

We expect to add a fourth reportable segment for Latin America during 2022. NORAM and APAC segments had limited revenues during 2020. Refer to Note 7 “Operating Segments,” included within our consolidated financial statements for further details.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”

Growth in EV Adoption

Our revenue growth is directly tied to the continued acceptance of passenger and commercial EVs sold, which it believes drives the demand for charging products and infrastructure. The market for EVs is still rapidly evolving and although demand for EVs has grown in recent years, there is no guarantee such demand will continue into the future. Factors impacting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil, gasoline, and electricity; availability of services for EVs; consumers’ perception about the convenience and cost of charging EVs; government subsidies for EVs and electricity; the development, prevalence and market adoption of EV fleets; and increases in fuel efficiency of non-EV transportation. In addition, macroeconomic factors could impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline-powered vehicles and the automotive industry globally has been experiencing a recent decline in sales. If the market for EVs does not develop as expected or if there is any slow-down or delay in overall EV adoption rates, this would impact our ability to increase its revenue or grow its business.

Competition

We are currently one of the market leaders in Europe and NORAM in residential EV charging solutions based on the number of charging units sold compared to EVs sold on a country by country basis. We also provide and derive revenue from installation services and Electromaps, our online platform that enables users to find and pay for publicly available charging ports and manage their charging fleet. We intend to expand our market share over time in our product categories, including public charging stations, leveraging the network effect of its products, our partnership with Iberdrola and the Electromaps platform. Additionally, we intend to expand and grow our revenues via the rollout of the Supernova and Hypernova public charging stations. Nonetheless, existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, our competition includes that resulting from acceptance of other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy gasoline powered vehicles. If our market share decreases due to increased competition, our revenue and ability to generate profits in the future may be impacted.

Global Expansion

We operate in Europe, North America, Latin America, and APAC. Europe and North America are expected to be significant contributors to our revenue in future years with manufacturing capacity expected in North America by the second half 2022. We used a portion of the proceeds from the Business Combination to accelerate our product development and increase manufacturing capacity as we expand sales globally.

The European EV charging market can be characterized as fragmented. There are many small and local players, with only a limited number of parties having sufficient scale and funding to be competitive in the long term. Especially due to the strong government incentives currently in place, the EV sales are expected to increase rapidly in Europe. From a competitive perspective, the North American market has high barriers to entry due to strict certification and validation requirements. Therefore, this market differs from Europe as the market is less fragmented with only a few large players.

Similar to the European market, the APAC market can be characterized as a highly fragmented market with less than a handful of players that have gained significant scale in the industry. From a technology and pricing perspective, EV charging solutions in APAC are cost-competitive as they can be manufactured at a lower cost point. Our growth in each of our markets requires us to differentiate ourselves as compared to our competition. If we are unable to penetrate, or further penetrate, the market in each of the geographies in which we operate or intend to operate, our future revenue growth and profits may be impacted.

Impact of New Product Releases

As we introduce new products, such as the market introduction of our Supernova and Hypernova public charging stations, our profitability may be temporarily impacted by launch costs until our supply chain achieves targeted cost reductions. In addition, we may accelerate our operating expenditures where we see growth opportunities which may impact profitability until upfront costs and inefficiencies are absorbed and normalized operations are achieved. We also continuously evaluate and may adjust our operating expenditures based on our launch plans for our new products, as well as other factors including the pace and prioritization of current projects under development and the addition of new projects. As we attain higher revenue, we expect operating expenses as a percentage of total revenue to continue to decrease in the future as we focus on increasing operational efficiency and process automation.

Government Mandates, Incentives and Programs

The U.S. federal, state, and local governments, European member states, and China provide incentives to end users and buyers of EVs and EV charging products in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective price of EVs and EV charging products or stations to customers. However, these incentives may expire on specified dates, end when the allocated funding is no longer available, or be reduced or terminated as a matter of regulatory or legislative policy. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for EVs and for charging infrastructure, including infrastructure offered by us.

Penetration into the Public Market

We commenced commercialization of the Supernova, our first DC fast charger for public use, during the first quarter of 2022. We have signed letters of intent (“LOI”) to collaborate with some of the world’s biggest utility companies for delivery of Supernovas, and expect in the future to expand beyond utilities into additional distribution channels. In June 2021, Iberdrola announced its intention to acquire the first 1,000 of our Supernova fast chargers as part of its five-year sustainable mobility plan to deploy more than 150,000 chargers in homes, businesses and public road networks and entered into a non-binding letter of intent with us in July 2021 expressing its interest in purchasing 6,500 Supernova chargers through 2022. As of June 30, 2022, Iberdrola has expressed an interest in purchasing 3,500 additional chargers, bringing the total to 10,000 public chargers. There were no Supernova fast chargers sold to Iberdrola during 2021. Our offering of public charging solutions is complemented through Electromaps, an online platform that enables users to find publicly available charging ports and pay for their use. We have established partnerships in Europe with operators of charging points that allow users to pay for their charging directly via Electromaps. For these charging points, we earn a commission of approximately 10% for each of the charging sessions carried out through the app. We intend to extend these relationships with charging operators outside of Europe and enable this payment feature globally.

Seasonality

Our business is seasonal in nature. Typically consumers purchase more EVs in the second half of the year, particularly in the fourth quarter, and the seasonal variation in the timing of sales of our residential products tend to be correlated with sales of EVs. As a result, sales in the second half, and particularly in the fourth quarter, would, after controlling for our growth, be higher than in the first half of the fiscal year and our results of operations may be subject to seasonal fluctuations as a result.

Impact of COVID-19

On March 11, 2020, the World Health Organization upgraded the emergency public healthcare situation triggered by the outbreak of Coronavirus disease 2019 (COVID-19) to an international pandemic. The unfolding of events in Spain and worldwide, has led to an unprecedented health crisis, which has had an impact on the macroeconomic climate and on business performance. In order to confront this situation, a series of measures were adopted in 2020 to address the economic and social impacts which, amongst other aspects, have led to mobility restrictions on the population. In particular, amongst other measures, governments worldwide have declared states of emergency or similar measures that have imposed restrictions on the movement of people and on the opening hours of businesses, severely impacting the economies. These kinds of restrictions continue to be applied in the majority of the countries in which we operate; however, they have been gradually lifted and limitations on operating activity have been reduced.

However, we have continued to implement our growth plans and, although the pandemic has caused certain delays to these plans, they have not significantly impacted our equity and liquidity position. Furthermore, the pandemic has shown some of the benefits of electric vehicles, with the lowest levels of pollution for the last decade. This industry acceleration has had a significant impact on us, as it has to keep investing in new technologies to be deployed in the following year, as well as investing in our team to be able to continue our growth with the most talented professionals.

While the ultimate duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted, such as the extent and effectiveness of containment actions, it has already had an adverse effect on the global economy and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown, all of which could adversely affect our business, results of operations and financial condition. For example, the recent government-imposed lockdown in Shanghai could result in a delay in our receipt of certain raw materials and components, as well as delays in customer deliveries.

Impact of the war between Russia and Ukraine

As a result of the war between Russia and Ukraine as well as escalating tensions along the U.S. and certain allies in Europe imposed sanctions on Russia and could impose further sanctions against it. Russia could respond in kind. Sanctions imposed by any of these countries could disrupt our supply of critical components among our manufacturing facilities in Barcelona as well as our production and the sales of EVs. As a result of the war, we stopped selling our products in Ukraine and Russia, and will not pursue new opportunities with customers in those countries. Although such sales were insignificant to our business (€18.4 thousand in the year ended December 31, 2021 and €34.0 thousand in the six months ended June 30, 2022), if the war were to be extended worldwide, this could cause additional disruptions to our operations. Such disruptions could negatively affect our ability to provide critical components to affiliates or produce finished goods for customers, which could increase our costs, require capital expenditures and harm our results of operations and financial condition. We continue to monitor the situation closely.

The Global Economic Environment

Certain factors in the global economic environment that may impact our global operations include, among other things currency fluctuations, capital and exchange controls, food supply, global economic conditions including inflation, restrictive government actions, changes in intellectual property, legal protections and remedies, trade regulations, tax laws and regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as impacts of political or civil unrest or military action, including the current conflict between Russia and Ukraine, tensions between China and the U.S., the U.K., the EU, India and other countries that were heightened during 2021, terrorist activity, unstable governments and legal systems, inter-governmental disputes, public health outbreaks, epidemics, pandemics, natural disasters or disruptions related to climate change. We continue to monitor the situation closely.

Key Components of Results of Operations

Revenue

Our revenue consists of retail sales and sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services. We recognize revenue from contracts with customers when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

Sale of Chargers

Revenue related to the sale of chargers consists of sales of public and home & business charging devices, as well as accessories. Revenue from the sale of goods is recognized at the point in time when control of the asset is transferred to the customer, generally when the charger leaves our warehouse.

As of September 28, 2022, we have commercialized our Supernova public chargers and expect sales of all of our public chargers, including Hypernova, will be fully commercialized in 2023. In 2022, we continued expansion of our European footprint, our most mature market, and focused on the expansion of NORAM and APAC.

Sale of Services

Revenue related to the rendering of services consists of installation services and software services, including subscription fees from businesses and fleets through “myWallbox” and commissions obtained from every charging transaction carried out through Electromaps; although, at this time, such revenue consists primarily of installation services.

Revenue from contracts with customers for installation services is recognized when control of the services are transferred to the customer (at a point in time given the short period for being rendered) at an amount that reflects the consideration to which we expect to be entitled in exchange for those services.

Changes in Inventories and Raw Materials and Consumables Used

Changes to inventory are recorded in consumption of finished goods, raw materials and other consumables. Inventory consists of electric chargers and related parts, which are available for sale or for warranty requirements. Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Inventory that is sold to third parties is included within changes in inventories and raw materials and consumables used. We periodically review for slow-moving, excess or obsolete inventories. Products that are determined to be obsolete, if any, are written down to net realizable value.

Employee Benefits

Employee benefits consist primarily of wages and salaries, share-based payment plan expenses and social security. We have 5 different share-based plans: Management Stock Option Plan (“MSOP”), Employee Stock Option Plan (“ESOP”), Founders Stock Option Plan, Restricted Stock Units (“RSU”) and Restricted Stock Units for Management (“RSU Management”). For the MSOP, ESOP and RSU we record share-based payments based on the estimated fair value of the award at the grant date. It is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award granted after the Business Combination is based on the market price of our common stock listed in the New York Stock Exchange on the date of grant.

For the Founder Stock Option Plan, we record share-based payments based on the estimated fair value using the American Option Chain and considering the conditions established in the plan. This plan is considered fully vested from their date of concession.

For the RSU Management we record share-based payments based on the estimation of fair value in each tranche of the plan. In the first tranche, the fair value is determined discounting the forward price of Wallbox NV stock at each vesting date, The price in this tranche spot price at the grant date and it is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. In the remaining tranches, the fair value has been based on Wallbox’s price developments according to the Black-Scholes model, prices for each averaging window are obtained via Monte Carlo simulation and is vested considering the conditions established in the plan.

Other Operating Expenses

Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of twelve months or less and leases of office equipment with low value, including IT equipment. We expect our operating expenses to increase in absolute euro amounts as we continue to grow our business but to decrease over time as a percentage of revenue. Since the Business Combination, we have incurred and expect to continue incurring additional expenses as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations and other professional services.

Amortization and Depreciation

Depreciation, amortization and accretion relates to our intangible assets, right-of-use assets, property and equipment.

Net Other income

Other income consists of all other income and expenses linked to activities that are outside the core of our operating activities and may include income or losses related to gain or loss of assets, liabilities, and grants.

Operating Loss

Operating loss consists of our revenue and net other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses and amortization and depreciation.

Financial Income and Financial Expenses

Financial income consist of interest income on outstanding cash positions and fair value adjustments on the put option liability and valuation of financial instruments. Financial expenses consist of interest expense on loan and borrowings including leases, fair value adjustments on the convertible bonds, valuation of financial instruments and the unwinding effect on the put option liabilities. During 2021 we began implementing a cash pool system within our subsidiaries and plan to finish during 2022, which we expect to reduce our net finance cost.

Change in fair value of derivative warrant liabilities

Public and Private Warrants originally issued by Kensington to its public shareholders and its sponsors were converted on the closing date of the Business Combination into a right to acquire one Class A ordinary share of Wallbox N.V. (a “Wallbox Warrant”) on substantially the same terms as were in effect immediately prior to the closing date. These warrants were considered part of the net assets of Kensington at the time of the Business Combination.

According to management’s assessment, both the Public and Private Warrants fall within the scope of IAS 32 and have been classified as a derivative financial liability. In accordance with IFRS 9 guidance, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in profit and loss.

Share listing expense

The contribution in kind of Kensington shares has been accounted for within the scope of IFRS 2. Therefore, Kensington has been treated as the “acquired” company for financial reporting purposes and its net assets have been recognized at historical cost, with no goodwill or other intangible assets recorded. Based on IFRS 2, and from an analysis of the transaction, it has been considered that the excess of fair value of Wallbox shares issued over the fair value of Kensington’s identifiable net assets acquired represents compensation for the service of stock exchange listing for its shares and has been expensed as incurred.

Foreign Exchange Gains/(Losses)

Foreign exchange gains (losses) consist of realized and unrealized gains (losses) on foreign currency transactions and outstanding balances at year-end.

Share of Loss of Equity-Accounted Investees

Share of loss of equity-accounted investees consists of recognized losses attributable to our 50% interest in Wallbox-Fawsn New Energy Vehicle Charging Technology (Suzhou) Co., Ltd., a joint venture incorporated on June 15, 2019, and over which we have joint control and a 50% economic interest. The principal activity of the joint venture in China is the manufacture and sale of charging solutions with a clear focus on the automotive sector. The joint venture has orders signed for production volumes. Due to the losses realized by the JV, the investment value has been zero since the year ended December 31, 2020. During the first half of 2022, an investment was made, but immediately fully impaired to zero to cover historical losses until 2022.

Income Tax Credit

Income tax credit relates to a percentage of research and development (“R&D”) related expenses that are expected to be eligible for tax deductions. As a result of our tax residency in Spain, the tax credit is available as a deduction for certain eligible R&D expenses, including IT and product development. The year ended December 31, 2020 was the first year in which we applied for such tax deductions, but we applied for the tax deductions in 2021 and 2022 and expect we will continue to apply similar tax deductions in subsequent years.

Loss for the Year

Loss for the year consists of our operating loss, net financial loss, share of loss of equity-accounted investees and income tax credit.

Operating Results

Comparison of the six months ended June 30, 2022 and 2021

The results of operations presented below should be reviewed in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following table sets forth our consolidated results of operations data for the six months ended June 30, 2022 and 2021:

	Period Ended June 30,		Variance
	2022 Unaudited	2021 Unaudited	€	%
	(€ in thousands, except percentages)
Sales of goods	€65,746	€26,342	€39,404	149.6%
Sales of services	€2,065	€976	€1,089	111.6%

Revenue	€67,811	€27,318	€40,493	148.2%

Changes in inventories and raw materials and consumables used	€(39,871)	€(14,515)	€(25,356)	174.7%
Employee benefits	€(43,399)	€(11,836)	€(31,563)	266.7%
Other operating expenses	€(41,378)	€(11,677)	€(29,701)	254.4%
Amortization and depreciation	€(7,999)	€(3,282)	€(4,717)	143.7%
Net other income	€1,368	€680	€688	101.2%

Operating Loss	€(63,468)	€(13,312)	€(50,156)	376.8%

Financial income	€2,070	€3	€2,067	n/m
Financial expenses	€(3,438)	€(26,070)	€22,632	(86.8%)
Change in fair value of derivative warrant liabilities	€62,351	—	€62,351	100.0%
Foreign exchange gains/(losses)	€(6,082)	€258	€(6,340)	n/m

Net Financial Income/(Loss)	€54,901	€(25,809)	€80,710	(312.7%)

Share of loss of equity-accounted investees	€(714)	—	€(714)	(100.0%)

Loss before Tax	€(9,281)	€(39,121)	€29,840	(76.3%)

Income tax credit	€589	€716	€(127)	(17.7%)

Loss for the period	€(8,692)	€(38,406)	€29,714	(77.4%)

Note: “n/m” means the amount was not meaningful.

Revenues

Sales of goods revenue increased by €39,404 thousand, or 149.6%, for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to increased sales of our residential chargers, primarily our Pulsar Plus, which sales growth is directly correlated to growth in consumer adoption of EVs. Sales of services revenue increased by €1,089 thousand, or 111.6%, for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to the increase in the services related to the installation of EV charges and software revenue.

Operating Loss

Expenses related to changes in inventories and raw materials and consumables used increased by €25,356 thousand, or 174.7%, for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. These expenses increased at a higher rate than our revenues, primarily as a result of expenses associated with the accelerated launch of new products and changes in product mix.

Employee benefits expense increased by €31,563 thousand, or 266.7%, for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to an increase in personnel expenses stemming from hiring of employees to support the growth of Wallbox and the impact of shared based payment plan.

Other operating expenses increased by €29,701 thousand, or 254.4%, for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to increases of (i) marketing expenses of

€12,474 thousand as a consequence of the marketing campaign launched in the first half of 2022, (ii) professional services of €2,786 thousand and (iii) general increase of all expenses related to increased delivery costs in connection with increases in sales and production.

Amortization and depreciation increased by €4,717 thousand, or 143.7%, for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to investments in leasehold improvements to the leased headquarters in Barcelona and in the factory in Zona Franca, and capitalization of internally developed intangibles with respect to EV chargers.

Net other income increased by €688 thousand, or 101.2%, for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to governmental grants recognized.

Net Financial Income/(Loss)

Financial income increased by €2,067 thousand for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to the valuation of put option liability for Electromaps, S.L. as a consequence of the acquisition on July 27, 2022 of the remaining 49% of share capital of Electromaps, S.L.

Financial expenses reduced by €22,632 thousand for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to the impact on June 2021 of the fair value loss incurred related to the convertible loan. This convertible loan was converted into share capital in September 2021.

Change in fair value of derivative warrant liabilities increased by €62,351 thousand for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to the decrease of the fair value of the warrants.

Foreign exchange losses increased by €6,340 thousand for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to fluctuations in USD against the Euro.

Share of Loss of Equity-Accounted Investees

Share of loss of equity-accounted investees increased by €714 thousand for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. For the six months ended June 30, 2022, the Joint Venture losses were €272 thousand, but as a consequence of capital increase for €714 thousand, we recognized an impairment for this entire amount.

Income Tax Credit

Income tax credit reduced by €127 thousand, for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to the recognition of a tax credit receivable for certain R&D expenses. No deferred tax assets were recorded for losses carried forward and hence no regular corporate income charge is recorded in both years.

Comparison of the years ended December 31, 2021 and 2020

The results of operations presented below should be reviewed in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following table sets forth our consolidated results of operations data for the years ended December 31, 2021 and 2020:

	Year Ended December 31,		Variance
	2021	2020	€	%
	(€ in thousands, except percentages)
Sales of goods	€69,105	€18,516	€50,589	273.2%
Sales of services	2,473	1,161	1,312	113.0%

Revenue	€71,578	€19,677	€51,901	263.8%

Changes in inventories and raw materials and consumables used	€(44,253)	€(10,574)	€(33,679)	318.5%
Employee benefits	(29,666)	(9,805)	(19,861)	202.6%
Other operating expenses	(43,405)	(8,192)	(35,213)	429.8%
Amortization and depreciation	(8,483)	(2,379)	(6,104)	256.6%
Net other income	656	289	367	127.0%

Operating Loss	€(53,573)	€(10,984)	€(42,589)	387.7%

Financial income	€155	€6	€149	n/m
Financial expenses	(32,067)	(1,011)	(31,056)	n/m
Change in fair value of derivative warrant liabilities	(68,953)	—	(68,953)	n/m
Share listing expense	(72,172)	—	(72,172)	n/m
Foreign exchange gains/(losses)	1,026	(70)	1,096	n/m

Net Financial Loss	€(172,011)	€(1,075)	€(170,936)	n/m

Share of loss of equity-accounted investees	—	(253)	253	(100.0%)

Loss before Tax	€(225,584)	€(12,312)	€(213,272)	n/m

Income tax credit	1,807	910	897	98.6%

Loss for the year	€(223,777)	€(11,402)	€(212,375)	n/m

Note: “n/m” means the amount was not meaningful.

Revenues

Sales of goods revenue increased by €50,589 thousand, or 273.2%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to increased sales of our residential chargers, primarily our Pulsar Plus, which sales growth is directly correlated to growth in consumer adoption of EVs.

Sales of services revenue increased by €1,312 thousand, or 113.0%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to an increase in fees from installation services offered by us, including in connection of the launch of our installation team in the third quarter of 2020, as well as installation revenues in Norway resulting from the acquisition of our interest in Wallbox AS, or Intelligent Solutions, in February 2020.

Operating Loss

Expenses related to changes in inventories and raw materials and consumables used increased by €33,679 thousand, or 318.5%, for the year ended December 31, 2021 as compared to the year ended

December 31, 2020. These expenses increased at a higher rate than our revenues, primarily as a result of expenses associated with the accelerated launch of new products and changes in product mix. We also experienced increased expenses related to costs of outsourcing production to third parties as a result of the growth in sales.

Employee benefits expense increased by €19,861 thousand, or 202.6%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to an increase in personnel expenses stemming from hiring of employees to support the growth of Wallbox.

Other operating expenses increased by €35,213 thousand, or 429.8%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to increases of (i) €15,224 thousand of professional services and fees which includes €8,046 thousands corresponding to the non-incremental or directly attributable costs to the issuance of shares per the Business Combination, (ii) marketing of €5,977 thousand related to the high investment and publication of the Business Combination, and (iii) €2,702 thousand related to increased delivery costs in connection with increases in sales and production.

Amortization and depreciation increased by €6,104 thousand, or 256.6%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to investments in leasehold improvements to the leased headquarters in Barcelona and capitalization of internally developed intangibles with respect to EV chargers.

Net other income increased by €367 thousand, or 127.0%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to government subsidies recognized.

Net Financial Loss

Financial income increased by €149 thousand for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to additional interest over loans to the Joint Venture (€55 thousand) and €83 thousand of investments fair valuation at year end.

Financial expenses increased by €31,056 thousand for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to a fair value loss incurred on a newly issued convertible loan during the year and the incurrence of new bank loans and working capital credit lines.

Change in fair value of derivative warrant liabilities increased by €68,953 thousand for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to the increase in price per warrant from the amounts as of the Business Combination date.

A one-time, non-cash listing expense of €72,172 thousand was recognized in accordance with IFRS2 as part of the Business Combination for the year ended December 31, 2021.

Foreign exchange gains increased by €1,096 thousand for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to fluctuations in GBP, USD and the Norwegian Krone against the Euro.

Share of Loss of Equity-Accounted Investees

Share of loss of equity-accounted investees decreased by €253 thousand, or 100%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, as a result of a net book value of the Joint Venture at zero as of December 31, 2021. For the year ended December 31, 2020, the Joint Venture losses were limited to the amount of the net book value (€253 thousand) of such Joint Venture.

Income Tax Credit

Income tax credit increased by €897 thousand, or 98.6%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to the recognition of a tax credit receivable of €1,665 thousand for certain R&D expenses. No deferred tax assets were recorded for losses carried forward and hence no regular corporate income charge is recorded in both years.

Segment Results

EMEA Segment

Comparison of the six months ended June 30, 2022 and 2021

The following table presents our results of operations at a segment level for EMEA for the six months ending June 30, 2022 and 2021:

	Six Months Ended June 30,		Variance
	2022 Unaudited	2021 Unaudited	€	%
	(€ in thousands, except percentages)
Revenue	€66,137	€27,719	€38,418	138.6%

Changes in inventories and raw materials and consumables used	€(40,164)	€(15,244)	€(24,920)	163.5%
Employee benefits	€(39,793)	€(10,864)	€(28,929)	266.3%
Other operating expenses	€(33,992)	€(11,114)	€(22,878)	205.8%
Amortization and depreciation	€(7,376)	€(3,201)	€(4,175)	130.4%
Net other income/(expense)	€1,359	€446	€913	204.7%

Operating loss	€(53,829)	€(12,258)	€(41,571)	339.1%

Revenue increased by €38,418 thousand, or 138.6%, for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to increased sales of our residential chargers, primarily our Pulsar Plus, which sales growth is directly correlated to growth in consumer adoption of EVs.

Operating loss increased by €41,571 thousand, or 339.1%, six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to the increase of (i) ‘Changes in inventories and raw materials and consumables used as a result of expenses associated with the accelerated launch of new products and changes in product mix, (ii) personnel expenses stemming from hiring of employees to support our growth and the impact of shared based payment plan, (iii) marketing expenses as a consequence of the marketing campaign launched in the first half of 2022, professional services and general increase of all operating expenses related to increased delivery costs in connection with increases in sales and production and (iv) depreciation of assets due to investments in leasehold improvements to the leased headquarters in Barcelona and in the factory in Zona Franca.

Comparison of the years ended December 31, 2021 and 2020

The following table presents our results of operations at a segment level for EMEA for the years ending December 31, 2021 and 2020:

	Year Ended December 31,		Variance
	2021	2020	€	%
	(€ in thousands, except percentages)
Revenue	€74,279	€19,673	€54,606	277.6%

Changes in inventories and raw materials and consumables used	€(47,056)	€(10,557)	€(36,499)	345.7%
Employee benefits	(27,130)	(9,128)	(18,002)	197.2%
Other operating expenses	(42,273)	(7,765)	(34,508)	444.4%
Amortization and depreciation	(8,214)	(2,264)	(5,950)	262.8%
Net other income/(expense)	961	288	673	233.7%

Operating loss	€(49,433)	€(9,753)	€(39,680)	406.8%

Revenue increased by €54,606 thousand, or 277.6%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to increased sales of residential chargers and increased revenue from installation services in connection with the acquisition of Wallbox SA in February 2020.

Operating loss increased by €39,680 thousand, or 406.8%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to the accelerated launch of new products and changes in product mix.

NORAM Segment

Comparison of the six months ended June 30, 2022 and 2021

The following table presents our results of operations at a segment level for NORAM for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,		Variance
	2022 Unaudited	2021 Unaudited	€	%
	(€ in thousands, except percentages)
Revenue	€7,593	€1,506	€6,087	404.2%

Changes in inventories and raw materials and consumables used	€(5,627)	€(1,258)	€(4,369)	347.3%
Employee benefits	€(3,426)	€(881)	€(2,545)	288.9%
Other operating expenses	€(7,541)	€(536)	€(7,005)	n/m
Amortization and depreciation	€(621)	€(81)	€(540)	666.7%
Net other income/(expense)	€7	€236	€(229)	(97.0%)

Operating loss	€(9,615)	€(1,014)	€(8,601)	848.2%

Note: “n/m” means the amount was not meaningful.

Revenue increased by €6,087 thousand, 404.2%, for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021 primarily due to the expansion of our sales presence across the region.

Operating loss increased by €8,601 thousand, for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to headcount for regional expansion efforts and the Superbowl marketing campaign launched in the first half of 2022 in order to further improve market penetration.

Comparison of the years ended December 31, 2021 and 2020

The following table presents our results of operations at a segment level for NORAM for the years ending December 31, 2021 and 2020:

	Year Ended December 31,		Variance
	2021	2020	€	%
	(€ in thousands, except percentages)
Revenue	€4,687	€1	€4,686	n/m

Changes in inventories and raw materials and consumables used	€(3,345)	€(13)	€(3,332)	n/m
Employee benefits	(2,309)	(617)	(1,692)	274.2%
Other operating expenses	(1,778)	(427)	(1,351)	316.4%
Amortization and depreciation	(268)	(114)	(154)	135.1%
Net other income/(expense)	(306)	—	(306)	n/m

Operating loss	€(3,319)	€(1,170)	€(2,149)	183.7%

Note: “n/m” means the amount was not meaningful.

The increase in revenues of €4,686 thousand for the year ended December 31, 2021 as compared to the year ended December 31, 2020 was driven by the expansion of our sales presence across the region.

Operating loss increased by €2,149 thousand, or 183.7%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to headcount for regional expansion efforts and market penetration.

APAC Segment

Comparison of the six months ended June 30, 2022 and 2021

The following table presents our results of operations at a segment level for APAC for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,		Variance
	2022 Unaudited	2021 Unaudited	€	%
	(€ in thousands, except percentages)
Revenue	€195	€89	€106	119.0%

Changes in inventories and raw materials and consumables used	€(10)	€(9)	€(1)	11.1%
Employee benefits	€(180)	€(91)	€(89)	97.8%
Other operating expenses	€(40)	€(28)	€(12)	42.9%
Amortization and depreciation	€(1)	—	€(1)	(100.0)%
Net other income/(expense)	€1	—	€1	100.0%

Operating loss	€(35)	€(39)	€4	(10.3)%

We had revenue of €195 thousand for the six months ended June 30, 2022 and €89 thousand the six months ended June 30, 2021, as a result of our plan to increase activity in this region.

Operating loss for the six months ended June 30, 2022 is aligned with the operating loss for the six months ended June 30, 2021.

Comparison of the years ended December 31, 2021 and 2020

The following table presents our results of operations at a segment level for APAC for the years ended December 31, 2021 and 2020:

	Year Ended December 31,		Variance
	2021	2020	€	%
	(€ in thousands, except percentages)
Revenue	€298	€57	€241	422.8%

Changes in inventories and raw materials and consumables used	€(19)	€(20)	€1	(5.0%)
Employee benefits	(227)	(61)	(166)	272.1%
Other operating expenses	(63)	(37)	(26)	70.3
Amortization and depreciation	(1)	—	(1)	n/m
Net other income/(expense)	1	1	—	0.0%

Operating loss	€(11)	€(60)	€49	(81.7%)

Note: “n/m” means the amount was not meaningful.

We had revenue of €298 thousand for the year ended December 31, 2021 and €57 thousand the year ended December 31, 2020, as a result of the recent incorporation of its Shanghai entity in June 2019.

Operating loss decreased by €49 thousand, or 81.7%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to an increase in revenues, partially offset by an increase in operating expenses.

Reconciliations of Non-IFRS and Other Financial and Operating Metrics

We define Adjusted EBITDA as loss for the year before income tax credit, amortization and depreciation, financial income, interest expenses, fair value adjustment of convertible bonds, change in fair value of derivative warrant liabilities, foreign exchange gains/(losses), share based payment plan expenses, other exceptional or non-recurring items and all other income and expenses linked to activities that are outside the core of our operating activities. Adjusted EBITDA is a supplemental measure of operating performance that is not prepared in accordance with IFRS and that does not represent, and should not be considered as, an alternative to loss for the year, as determined in accordance with IFRS. We believe Adjusted EBITDA is a useful measure because it provides a clear representation of our operating performance, improves the comparability between periods, and eliminates the impact of the items that do not relate to the ongoing operating performance of the business.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial measures, which is loss for the year:

	Year ended December 31,			Six Months Ended June 30,
€ in thousands	2021 Unaudited	2020 Unaudited	2019 Unaudited	2022 Unaudited	2021 Unaudited
Loss for the year	€(223,777)	€(11,402)	€(6,136)	€(8,692)	€(38,406)

Income tax credit	€(1,807)	€(910)	€—	€(589)	€(716)
Amortization and depreciation	€8,483	€2,379	€762	€7,999	€3,282
Financial income	€(155)	€(6)	€(9)	€(2,070)	€(3)
Financial expenses(1)	€6,576	€1,011	€266	€3,437	€26,070
EBITDA	€(210,680)	€(8,928)	€(5,117)	€85	€(9,773)
Fair value adjustment of convertible bonds(2)	€25,491	€—	€—	€—	€—
Change in fair value of derivative warrant liabilities(3)	€68,953	€—	€—	€(62,350)	€—
Share listing expense(4)	€72,172	€—	€—	€—	€—
Foreign exchange gains/(losses)	€(1,026)	€70	€103	€6,082	€(258)
Share based payment plan expenses(5)	€2,455	€2,785	€560	€20,546	€1,036
Transaction costs relating to the Business Combination(6)	€8,046	€—	€—	€—	€—
Net other income(7)	€(656)	€(289)	€(80)	€(1,368)	€(680)

Adjusted EBITDA	€(35,245)	€(6,362)	€(4,534)	€(37,005)	€(9,675)

(1)

Interest expenses consist of interest and fees on bank loans, interest on lease liabilities, interest on shareholder and other borrowings, interest on convertible bonds, accretion of discount on put option liabilities and other finance costs.

(2)	See Note 13 to our consolidated financial statements included elsewhere in this prospectus.
(3)	See Note 12 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.
(4)	See Note 6 to our consolidated financial statements included elsewhere in this prospectus.
(5)	See Note 21 to our consolidated financial statements and Note 19 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.
(6)	Expenses related to the SPAC transaction.
(7)

Net other income consists of all other income and expenses linked to activities that are outside the core of our operating activities and may include income or losses related to gain or loss of assets, liabilities, and grants.

Liquidity and Capital Resources

Sources of Liquidity

We have a history of operating losses and negative operating cash flows. We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as it has been investing significantly in the development of its EV charging products. During the six months ended June 30, 2022, we incurred a loss of €8.7 million and net cash used in operating activities of €50.8 million, and for the six months ended June 30, 2021, we incurred a loss for the year of €38.4 million and net cash used in operating activities of €16.9 million. During the year ended December 31, 2021, we incurred a loss for the year of €223.8 million and net cash used in operating activities of €69.6 million, and for the fiscal year ended December 31, 2020, we incurred a loss for the year of €11.4 million and net cash used in operating activities of €11.6 million.

As of June 30, 2022 and 2021, we had cash and cash equivalents of €119.9 million and €26.6 million, respectively, and an accumulated deficit of €252.6 million and €58.5 million, respectively. As of December 31,

2021 and 2020, we had cash and cash equivalents of €113.9 million and €22.3 million, respectively, and an accumulated deficit of €243.9 million and €20.1 million, respectively. Our current working capital needs relate mainly to the growth of the current business and continuing operations. Our ability to expand and grow our business will depend on many factors, including our working capital needs and the evolution of our operating cash flows. In assessing the going concern basis of presentation, Wallbox had to estimate expected cash flows for the next 12 months, including its compliance with covenants, exercise of warrants and availability of other financial funding from banks. Based on these estimations, management has assessed that Wallbox will be able to fund the expected cash outflows in the next 12 months. Although the expectation for the coming year is to continue to have net losses and the Company will continue to make investments, the cash and funding availability is sufficient for more than the next 12 months.

Liquidity Policy

As an early-stage company, we maintain a strong focus on liquidity and define our liquidity risk tolerance based on sources and uses to maintain a sufficient liquidity position to meet our obligations under both normal and stressed conditions. We manage our liquidity to provide access to sufficient funding to meet our business needs and financial obligations, as well as capital allocation and growth objectives.

Cash Flow Summary

The following table summarizes our cash flows for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,		Variance
	2022 Unaudited	2021 Unaudited	€	%
	(€ in thousands, except percentages)
Net cash used in operating activities	€(50,758)	€(16,867)	€(33,891)	201.0%
Net cash from (used) in investing activities	€20,987	€(16,417)	€37,404	(227.8)%
Net cash from financing activities	€27,057	€37,428	€(10,371)	(27.7)%

Operating Activities

Net cash used in operating activities increased by €33,891 thousand, or 201.0%, for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to the losses for the period and the fluctuation of working capital.

Investing Activities

Net cash from in investing activities increased by €37,404 thousand, or 227.8%, for six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to increases in acquisitions of property, plant and equipment of €15,076 thousand, intangible assets of €3,507 thousand, loans granted to joint venture of €714 thousand and the impact of collection proceeds from sale of financial assets at fair value through profit or loss of €54,336 thousand.

Financing Activities

Net cash from financing activities reduced by €10,371 thousand, or 27.7%, for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to the cash flow from proceeds from the conversion of warrants of €4,667 thousand, proceeds from loans net of repayments of €20,492 thousand minus the impact of the convertible bond in prior year of €34,550 thousand.

The following table summarizes our cash flows for the years ended December 31, 2021 and 2020:

	Year Ended December 31,		Variance
	2021	2020	€	%
	(€ in thousands, except percentages)
Net cash used in operating activities	€(69,631)	€(11,628)	€(58,003)	498.8%
Net cash used in investing activities	€(88,297)	€(19,318)	€(68,979)	357.1%
Net cash from financing activities	€246,925	€46,745	€200,180	428.2%

Operating Activities

Net cash used in operating activities increased by €58,003 thousand, or 498.8%, for the year ended December 31, 2021 as compared to year ended December 31, 2020, primarily due to the increase in loss of €212,375 thousand which is partially offset by the following non-cash expenses, which were not incurred during the prior year, of €72,172 thousand in listing expense, €68,953 thousand change in fair value of warrants and €25,491 thousand change in fair value of bonds. Main drivers of the working capital related to the cash outflows were an increase in inventories, receivables, and other assets and partially offset by an increase in trade and other financial payables.

Investing Activities

Net cash used in investing activities increased by €68,979 thousand, or 357.1%, for year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to increases in the acquisition of financial assets at fair value through profit or loss of €57,344 thousand, property, plant and equipment of €6,563 thousand, intangible assets of €4,990 thousand, loans granted to joint venture of €302 thousand, partially offset by proceeds from sale of assets of €1,098 thousand.

Financing Activities

Net cash from financing activities increased by €200,180 thousand, or 428.2%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to the increase of proceeds from issuing equity instruments of €181,958 thousand, proceeds from loans net of repayments of €17,459 thousand, and proceeds from convertible bonds of €8,670 thousand and partially offset by payments of interest, principal balances, put option liabilities, and other payments for €6,637 thousand.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates, assumptions and judgements that affect the reported amounts of assets, liabilities, revenues, costs and expenses. We evaluate our estimates and judgements on an ongoing basis, and our actual results may differ from these estimates. We base our estimates on historical experience, known trends and events, contractual milestones and other various factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources.

Our critical accounting estimates and judgments are described in Note 3 “Use of Judgements and Estimates,” within our consolidated financial statements included elsewhere in this prospectus. Actual results may differ from these estimates.

Going concern

Our consolidated financial statements included elsewhere in this prospectus have been prepared assuming we will continue as a going concern. The going concern basis of presentation assumes that we will continue in operation for at least a period of one year after the date such financial statements are issued and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

We experienced net losses and significant cash outflows from cash used in operating activities over the past years as it has been investing significantly in the development of EV charging products. During the six months ended June 30, 2022, we incurred a consolidated net loss of €8.7 million and cash used in operations of €50.8 million, and during the six months ended June 30, 2021, we incurred a loss for the year of €38.4 million and net cash used in operating activities of €16.9 million. During the year ended December 31, 2021, we incurred a consolidated net loss of €223.8 million (€72.2 million of this amount resulted from share listing expenses, €69.0 million to change in fair value of derivative warrant liabilities, €25.5 million to fair value adjustments of convertible bonds and €8.0 million corresponded to the non-incremental or directly attributable costs for the issuance of new shares), and cash used in operations of €69.6 million, and during the year ended December 31, 2020, we incurred a loss for the year of €11.4 million and net cash used in operating activities of €11.6 million. As of June 30, 2022, we had an accumulated deficit of €252.6 million and cash and cash equivalents of €119.9 million.

In assessing the going concern basis of preparation of the consolidated financial statements, we had to estimate the expected cash flows for the next twelve months, including the compliance with covenants, exercise of warrants and availability of other financial funding from banks.

Based on the above, our management believes that we are able to continue in operational existence, meet our liabilities as they fall due, operate within its existing facilities, and meet the business plan for a period of at least twelve months from the date of issuance of our consolidated financial statements.

As a result, the financial statements included elsewhere in this prospectus have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, we continue to adopt the going concern basis in preparing our consolidated financial statements for the year ended December 31, 2021 and unaudited interim condensed consolidated financial statements for the six months ended June 30, 2022.

Impairment of non-current assets (including Goodwill)

Goodwill is tested for impairment at cash-generating-unit level (“CGU”) on an annual basis or if an event occurs or circumstances change that could reduce the recoverable amount of a CGU below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

We make judgments about the recoverability of non-current assets with finite lives whenever events or changes in circumstances indicate that an impairment may exist. Recoverability of these assets with finite lives is measured by comparing the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the recoverable amount of the impaired asset. Assumptions and estimates about future values and remaining useful lives of our non-current assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

In order to determine the recoverable amount, we estimate expected future cash flows from the assets and apply an appropriate discount rate to calculate the present value of these cash flows. Future cash flows are dependent on whether the budgets and forecasts for the next five years are achieved, whereas the discount rates depend on the interest rate and risk premium associated with each of the companies.

As described in Note 11 to the consolidated financial statements included elsewhere in this prospectus the recoverable amount of the Nordics CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows have been built to reflect the increasing demand for EV chargers and associated services in this region. The pre-tax discount rate applied to cash flow projections is 10% and 11.4% for the years ended December 31, 2021 and 2020, and cash flows beyond the five-year period are extrapolated using a 1.5% growth rate for the years ended December 31, 2021 and 2020, that is slightly below the long-term average growth rate for consolidated European economies, which is 2% for the years ended December 31, 2021 and 2020. Key assumptions used in value in use calculations and sensitivity to changes in assumptions for this unit are the discount rate and growth rates.

The recoverable amount of the Electromaps/Software CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows have been built to reflect increased demand for the software and services associated with EV sales. The pre-tax discount rate applied to the cash flow projections are 9.04% and 11.9% for the years ended December 31, 2021 and 2020, respectively, and cash flows beyond the five-year period are extrapolated using a 1.5% growth rate for the years ended December 31, 2021 and 2020, that is slightly below the long-term average growth rate for consolidated European economies, which is 2% for the years ended December 31, 2021 and 2020. Key assumptions used in value in use calculations and sensitivity to changes in assumptions for this unit are the number of future users and market share during the forecast period, gross margins, discount rates and growth rates used to extrapolate cash flows beyond the forecast period.

There was no impairment of goodwill or non-current assets for the six months ended June 30, 2022 and June 30, 2021 and for the years ended December 31, 2021 and 2020.

Capitalization of development costs and determination of the useful life of intangible assets

We review expenditures, including wages and benefits for employees, incurred on development activities and based on their judgment of the costs incurred assesses whether the expenditure meets the capitalization criteria set out in IAS 38 and the intangible assets accounting policy within Note 5 of the consolidated financial statements included elsewhere in this prospectus. We specifically consider if additional expenditure on projects relates to maintenance or new development projects with only the new developments qualifying to be capitalized.

The useful life of capitalized development costs is determined by management at the time the newly developed charger is brought into use and is regularly reviewed for appropriateness. For unique charger products controlled and developed by us, life is based on historical experience with similar products as well as anticipation of future events, which may impact their useful economic life, such as changes in technology.

Measurement of the convertible bonds

At December 31, 2021, compound financial instruments issued by us comprise the convertible bonds issued during 2020 for an amount of €25,880,000 with a nominal interest rate of 8%. In addition, in the first half of 2021, convertible bonds were issued for an amount of €7,000,000 with the same conditions as the loan issued in 2020. Also during the first six months of 2021 Wall Box Chargers, S.L. issued a new convertible financial instrument for an amount of €27,550,000 with a nominal interest rate of 5%.

The first two convertible bonds (€25,880,000 and €7,000,000) were recognized against amortized cost after the initial recognition, and only the third convertible financial instrument (€27,550,000) were recognized at fair value. All these financial instruments were recognized at fair value until September 16, 2021, the date of conversion which lead to the issue of 147,443 Class A ordinary shares by Wallbox Chargers, S.L. with a par value of €0.50 each and share premium (see Note 13 to our consolidated financial statements included elsewhere in this prospectus).

The liability component of the first two convertible bonds was initially recognized at the fair value of a similar liability that did not have an equity conversion option. The determination of this fair value was based on an estimated incremental rate which reflected the risk of the country where the company was located, the currency of payments, the specific risk of the sector and the Company’s particular situation, in order to determine the discount factor estimates needed to be made in respect of the risk-free rate, the country risk premium and the credit spread are considered.

The equity component was initially recognized as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. The equity component at issue date was estimated to be nil as the fair value of the liability component was calculated to be close to the fair value of the compound financial instrument as a whole.

Based on the analysis performed, we concluded that the third convertible bond was a hybrid instrument that contained a non-derivative financial instrument which comprised an obligation for the issuer to settle in cash or by a way of delivering a variable amount of its own equity instruments and embedded derivatives with different probabilities of contingent events occurring. So, we elected to measure the hybrid contract at fair value through profit or loss since its inception. The fair value at issue date equaled the nominal value. Afterwards the convertible bond was valued at fair value through profit or loss. The fair value implied judgment in relation to whether the bond will convert or be paid in cash, the conversion price and the number of shares to be issued in exchange for the bonds.

The convertible bonds were converted prior to the closing of the Business Combination on October 1, 2021.

Business Combinations (including put option liabilities)

We account for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to us. In determining whether a particular set of activities and assets is a business, we assess whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

We determine and allocate the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. The purchase price allocation process requires us to use significant estimates and assumptions with respect to the identification of assets previously not recognized such as customer relations, brand name and intangible assets and the determination of the fair value of assets and liabilities acquired.

As part of the business combinations of Intelligent Solutions and Electromaps, put options to non-controlling entities to be settled in cash have been granted. At acquisition date a financial liability for the present value of the expected exercise price of the option has been recognized. Significant estimates are made in order to determine the expected exercise price of the option, which are based on a predefined contractual formula calculated on the future sales of the acquired companies.

The liability for the redemption amount of Electromaps has been estimated discounting the contractual strike price of €4 million as of three months after the approval of the 2023 statutory accounts of Electromaps at an annual rate of 2.69%. The value of the put option liability at December 31, 2021 and 2020 is €3,776,438 and €3,677,513, respectively, and €1,799,435 at June 30, 2022. On July 27, 2022, Wallbox Chargers, S.L. acquired the remaining 49% of share capital of Electromaps going on to own 100% of its share capital as of that date. The price of the transaction has been set at €1,799,435, consequently, as of June 30, 2022, we have updated the value of the put option, impacting the profit or loss for the period as a financial income amounting to €2,002,315.

We have elected to apply a policy choice that allows us to recognize the acquisition of 100% of the interests in the subsidiary (therefore, it does not recognize non-controlling interests) against the consideration paid, reflected by the financial liability derived from the put option.

Share-Based Payment

We measure equity settled share-based payments at fair value at the date of grant and expense the cost over the vesting period, based upon management’s estimate of equity instruments that will eventually vest, along with a corresponding increase in equity and record solely within general and administrative expenses. At each statement of financial position date, management revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

Prior to completion of the Business Combination, as Wallbox S.L. ordinary shares were not listed on a public marketplace, the calculation of the fair value of its ordinary shares was subject to a greater degree of estimation in determining the basis for share-based options that it issued. Given the absence of a public market, we were required to estimate the fair value of the ordinary shares at the time of each grant.

We determined the value of our ordinary shares based on interpolating from the valuations in our most recent external equity financing rounds and, subject to discounts for the probability and timing of an exit event and lack of marketability, among other factors. After the business combination, we determine the fair value of the share options using techniques consistent with generally accepted valuation methodologies for pricing financial instruments.

The assumptions underlying the valuations represent our best estimates, which involve inherent uncertainties and the application of management judgment. The Company’s management measures equity settled share-based payments at fair value at the date of grant and expenses the cost over the vesting period, based upon management’s estimate of equity instruments that will eventually vest, along with a corresponding increase in equity. At each statement of financial position date, management revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

Refer to Note 19 “Employee Benefits,” included within our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for the outstanding common stock options and related activity from December 31, 2021 to June 30, 2022 and assumptions used in calculating the stock option awards granted during this period.

Income Taxes

Deferred tax assets are recognized to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilized. In order to determine the amount of the deferred tax assets to be recognized, we consider the amounts and dates on which future taxable profits will be obtained and the reversal period for taxable temporary differences. We have not recognized deferred tax assets as of December 31, 2021, 2020, and 2019 and as of June 30, 2022 and June 30, 2021. The key area of judgment is therefore an assessment of whether it is probable that there will be suitable taxable profits against which any deferred tax assets can be utilized. We operate in a number of international tax jurisdictions. Further details of our accounting policy in relation to deferred tax assets are discussed in Note 5.

Research and development tax credit is recognized as an asset once it is considered that there is sufficient assurance that any amount claimable will be received. The key judgment therefore arises in respect of the likelihood of a claim being successful when a claim has been quantified but has not been received. In making this judgment we consider the nature of the claim and in particular the track record of success of previous claims.

We are subject to income taxes in numerous jurisdictions and there are transactions for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. We recognize a provision for situations that might arise in the foreseeable future based on an assessment of the probabilities as to whether additional taxes will be due. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. See Note 24 “Tax credit and other receivables/Other payables,” included within our consolidated financial statements included elsewhere in this prospectus.

Critical judgements derived from the Business Combination Agreement and the Business Combination

On October 1, 2021 (the “Closing Date”), Wallbox closed a denominated business combination (the “Business Combination”) pursuant to the Business Combination Agreement, dated June 9, 2021, (the “Business Combination Agreement”), entered into by and between Wallbox, Orion Merger Sub Corp., Kensington Capital Acquisition Corp. II, (hereinafter “Kensington”), and Wallbox S.L.

Regarding this transaction we considered the following main estimates and judgements:

Wallbox S.L. acquisition

From an accounting perspective, the contribution in kind of Wallbox S.L. and subsidiaries qualifies as a business combination involving entities or businesses under common control’ which is not in the scope of IFRS 3. IFRS has currently no guidance yet on how to account for these kinds of transactions.

After analyzing all the factors involving the Business Combination, and based on main interpretations used by other issuers, management has concluded that Wallbox N.V. cannot be considered as a separate entity acting in its own right as an acquirer in a business combination (it acts on behalf of the same shareholders of Wallbox S.L.) and the economic substance of its incorporation and the holding of the shares of Wallbox S.L. is intended only for a reorganization of the group with the sole purpose to realize an IPO and attract new investors.

Consequently, management has decided that Wallbox N.V. recognizes in its consolidated financial statements the net assets of Wallbox S.L. and its subsidiaries as per their previous carrying amounts (book value/pooling of interests (carry-over basis) accounting) and will apply this accounting treatment to similar transactions in the future.

Acquisition of Kensington Acquisition Corp. II

The contribution in-kind of Kensington is not within the scope of IFRS 3 as Kensington does not meet the definition of a business in accordance with IFRS 3.

Therefore, Wallbox has not acquired a business through the contribution in kind but accounted for the Kensington shares in accordance with IFRS Share-based payments. Kensington has been treated as the “acquired” company for financial reporting purposes and its net assets have been recognized at historical cost, with no goodwill or other intangible assets recorded.

As a result of this transaction Kensington shareholders became shareholders of Wallbox,

Based on IFRS 2, and from an analysis of the transaction, it has been considered that the excess of fair value of Wallbox shares issued over the fair value of Kensington’s identifiable net assets acquired represents compensation for the service of stock exchange listing for its shares and has been expensed as incurred.

In this regard, the fair value of Kensington’s net assets at the closing date amounts to $115,243,682 or €99,524,444 (comprised of cash and cash equivalents of €114,015,290 and derivative warrant liabilities of €14,490,846) plus the cash proceeds to be received from PIPE Investors amounting $111,000,000 or €95,859,600, totaling €195,384,044.

The fair value of the Wallbox S.L. business agreed between the independent parties involved in the Business Combination amounted to $1,400,000,000 (€1,209,040,000) in accordance with the Business Combination Agreement. Therefore, based on an 18.1% equity interest in Wallbox issued to Kensington shareholders, the fair value of the Wallbox shares provided to the Kensington shareholders has been estimated at €267,555,606.

Consequently, the difference between the fair value of the Wallbox shares provided (€267,555,606) and Kensington’s net assets (€195,384,044), amounted to €72,171,562, and has been considered as a finance expense in the statement of profit or loss of Wallbox at closing date, representing the value of the stock exchange listing services rendered by Kensington and its shareholders.

Comparative information

There is no approved guidance in IFRS regarding the presentation of comparatives when applying the pooling of interests method for business combinations between entities under common control.

Considering this lack of guidance and IAS 8, Management has determined that Wallbox restates its comparatives and adjust its current reporting period before the date of the transaction as if the combination has occurred at the start of the earliest period presented.

Wallbox has decided to re-present comparatives as the consolidated financial statements of Wallbox are considered to be a continuation of those of Wallbox S.L.

Consequently, Wallbox N.V. is considered the parent of the Wallbox Group at January 1, 2019, and has included comparatives for a period of two years in the consolidated financial statements for the year ended December 31, 2021. From this date, Wallbox’s consolidated financial statements will be the continuation of those issued by Wallbox S.L., recognizing the incorporation of Kensington as of October 1, 2021. See more detail about the values considered in Note 6 to our consolidated financial statements included elsewhere in this prospectus.

Treatment of transaction costs

In accordance with IAS 32, Wallbox has analyzed the total costs incurred in the Business Combination to determine which were incremental and directly attributable to the issue of new shares, and hence are to be deducted from equity directly rather than being expenses through profit or loss.

Some costs have been considered 100% attributable to the issuance of the new shares in exchange for cash, while other costs incurred related to a combination of the issuance of new shares and obtaining the listing. For this latter group of costs, only the part that could be attributed to the issuance of new shares in exchange for cash are deducted from equity, which percentage was determined as the ratio of the number of new shares issued in exchange for cash compared to the total number of outstanding shares after the Business Combination.

A total amount of €17,397,322 (Note 16) of incremental and directly attributable costs for the issuance of new shares has been deducted from share premium directly. Non-incremental and not directly attributable costs for the issuance of shares in the amount of €8,046,158 (Note 20) are expensed in profit or loss.

Warrants

Public and Private Warrants originally issued by Kensington to its public shareholders and its sponsors were converted on the closing date of the Business Combination Agreement, into a right to acquire one Class A ordinary share of Wallbox N.V. (a “Wallbox Warrant”) on substantially the same terms as were in effect immediately prior to the closing date. These warrants were considered part of the net assets of Kensington at the time of the Business Combination.

On the closing date of the Business Combination Agreement, Wallbox N.V. issued Warrants to registered holders of Kensington’s Public and Private Warrants in exchange for the originally issued Warrants. Wallbox N.V. assumed and continues to hold these warrants on the same terms as before (to the extent applicable).

According to management’s assessment, both the Public and Private Warrants fall within the scope of IAS32 and have been classified as a derivative financial liability. In accordance with IFRS9 guidance, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in profit and loss.

Material Weakness

In connection with the audits of Wallbox’s consolidated financial statements for each of the years ended December 31, 2021 and 2020 and the reviews of the unaudited interim condensed consolidated financial statements for each of the periods ended June 30, 2022 and 2021 and included elsewhere in this prospectus, Wallbox’s management and independent registered public accounting firm identified material weaknesses in Wallbox’s internal control over financial reporting. The material weaknesses related to: (i) insufficient personnel in the finance team with an appropriate level of knowledge and experience in the application of International Financial Reporting Standards as issued by the IASB, relating to both complex accounting transactions, such as accounting for the Business Combination and related listing expenses, share-based payments and also in the application of other IFRS matters such as goodwill impairment testing and purchase price allocation; (ii) procedures with respect to the review, supervision and monitoring of issuance, exercise, vesting and valuation of share-based payments were not entirely designed and in place, or operating effectively resulting in several adjustments related to share-based payment accounting to our interim condensed consolidated financial statements; (iii) IT general controls have not been sufficiently designed or were not operating effectively, and (iv) policies and procedures with respect to the review, supervision and monitoring of the accounting and reporting functions were not operating effectively.

As result, a number of significant adjustments to Wallbox’s consolidated financial statements for each of the years ended December 31, 2020 and 2021 and to the interim condensed consolidated financial statements were identified and made during the course of the audit and review process.

Wallbox is currently not required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make an assessment of the effectiveness of its internal control over financial reporting. Further, Wallbox’s independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of Wallbox’s internal control over financial reporting. We are currently in the process of remediating these material weaknesses and we are taking steps that we believe will address their underlying causes. We have enlisted the help of external advisors to provide assistance in the areas of internal controls and IFRS accounting in the short term, and are evaluating the longer-term resource needs of our accounting staff, including GAAP expertise. These remediation measures may be time-consuming and costly, and might place significant demands on our financial, accounting and operational resources. In addition, there is no assurance that we will be successful in hiring any necessary finance and accounting personnel in a timely manner, or at all.

Assessing Wallbox’s procedures to improve its internal control over financial reporting is an ongoing process. Any material weaknesses Wallbox identifies will be assessed and remediated by implementing the proper operating control. Detective and preventive internal controls are being designed by external advisors and implemented by Wallbox’s experienced new hires. Wallbox can provide no assurance that its remediation efforts described herein will be successful and that Wallbox will not have material weaknesses in the future. Any material weaknesses Wallbox identifies could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of Wallbox’s consolidated financial statements.

JOBS Act

The JOBS Act permits an emerging growth company (“EGC”) such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies. The exemptions include, but are not limited to:

•

an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a nonbinding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved.

We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date on which we are deemed to be a “large accelerated filer,” which would occur if the market value of our equity securities held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of Kensington’s initial public offering, or March 2, 2026.

Recent Accounting Pronouncements

See Notes 4 and 5 of our consolidated financial statements included elsewhere in this prospectus for more information regarding recently issued accounting pronouncements and discussion of the impact of recent accounting pronouncements, respectively.

Quantitative and Qualitative Disclosures About Market Risk

Refer to Note 26 “Financial Risk Management” of Wallbox’s audited consolidated financial statements included elsewhere in this prospectus for more information.

Interest Rate Risk

Wallbox is exposed to Interest rate risk from possible losses due to changes in the fair value or the future cash flows of a financial instrument because of fluctuations in market interest rates. A hypothetical 1% change in interest rates would mean an increase (decrease) in profit or loss as of June 30, 2022 by €982 thousand.

Foreign Currency Risk

Wallbox has foreign currency risks related to its revenue and operating expenses denominated in currencies other than the Euro, causing both its revenue and its operating results to be impacted by fluctuations in the exchange rates.

Gains or losses from the revaluation of certain cash balances, accounts receivable balances and intercompany balances that are denominated in these currencies impact Wallbox’s net loss. A hypothetical decrease in all foreign currencies against the Euro of 10% would not result in a material foreign currency loss on foreign-denominated balances, as of June 30, 2022. As Wallbox’s global operations expand, its results may be more materially impacted by fluctuations in the exchange rates of the currencies in which it does business.

At this time, Wallbox does not enter into financial instruments to hedge its foreign currency exchange risk, but it may in the future.

Other market price risk

Wallbox maintains investments in funds, whose investments amount to €6,640 thousand as of June 30, 2022, which exposure to market price risk could be significant. A hypothetical 10% change in the market price of such investments would mean an increase (decrease) in profit or loss as of June 30, 2022 by €664 thousand.

Contractual Obligations and Commitments

As of June 30, 2022 there were contractual obligations to purchase, construct or develop Property, plant and equipment Assets, for an amount of €6,895 thousand and commitments for the acquisition of intangible assets of €1,212 thousand. As of June 30, 2022, these commitments mainly correspond to works being executed in the new plant we expect to open in Arlington (Texas) and tools and machinery for the plant in Zona Franca.

See Notes 8 and 10 of the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for more information.